UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  April 2017

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

GRUPO AEROPORTUARIO DEL PACIFICO

INFORMATIVE LETTER TO SHAREHOLDERS

Guadalajara, Jalisco, Mexico, April 3, 2017 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) addressed today the following letter to its shareholders.

Esteemed Shareholders of Grupo Aeroportuario del Pacífico, S.A.B. de C.V.:

As you have probably read in the annual report, 2016 was an exceptional year for the Company during which we had significant achievements, including a record number of passengers and the highest revenue and profitability levels (as measured by EBITDA*, described below) in our history.

I want to make special mention of the 30% increase in the number of passengers at the Tijuana airport, that was primarily the result of the cross border bridge and the Cross Border Xpress (“CBX”), as well as double-digit growth in the airports of Guadalajara, Los Cabos and Puerto Vallarta, as well as the consolidation of the Montego Bay airport in Jamaica.

The adaptation of the Tijuana airport terminal building that took place in 2014 and joined the structure to the CBX building, which was constructed by OTV on the northern side of the border, as well as the joint operation agreement were sound decisions. During its first year of operation, the cross border bridge was utilized by 1.3 million passengers, 21% of the airport’s users. CBX has brought our passengers a new, safe and efficient option for crossing the most transited border in the world, the Tijuana, Mexico – San Diego, U.S. border. CBX has reduced crossing time, generating additional demand for the airport and increasing GAP’s overall value.

Additionally, the April 2015 acquisition of the Montego Bay airport also contributed to Grupo Aeroportuario del Pacífico’s value, upon consolidation in 2016, the first full year in which it was included in our consolidated results, it contributed more than 13% of our consolidated EBITDA* in 2016.

AMP’s involvement in both projects, as GAP’s strategic partner, has been essential for the Company, both in terms of strategic vision as well as in the contribution of initiatives to raise the demand for our airport services. These projects have driven the Company’s revenue growth as well as profitability (as measured by EBITDA*), increasing from Ps. 3,690 million in EBITDA during 2014 to Ps. 6,583 million in 2016, representing 78.4% growth in only two years.

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Saúl Villarreal García, Chief Financial Officer	Maria Barona
Paulina Sánchez, Investor Relations Officer	i-advize Corporate Communications Inc.
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	Tel: 212 406 3691
Tel: 52 (33) 38801100 ext 20151	gap@i-advize.com
svillarreal@aeropuertosgap.com.mx
psanchez@aeropuertosgap.com.mx

In line with our commitment to ensure that our shareholders have access to timely and transparent information with regards to the items of our shareholders’ meetings, we would like to take this opportunity to provide our perspective to you and to all our shareholders in regard to the agenda for the Shareholder’s Meetings that was published on March 2, 2017 (the “Agenda”) and that can be found on our web site at: https://www.aeropuertosgap.com.mx/en/shareholders-meeting/2565-2017-annual-general-ordinary-and-extraordinary-shareholders-meeting.html.

Ordinary General Annual Shareholders’ Meeting

I.	Board and CEO reports

Agenda Item No. I includes six points; however, these points will be voted on together in a single vote. The matters to be addressed are routine and related to the Chief Executive Officer’s report and corporate governance reports in accordance with the Mexican Securities Market Law.

II.	Liability release

The release of directors and officers of the Company from liability for the performance of their duties is subject to certain exceptions in accordance with Mexican law and corporate governance rules, including our bylaws (the “Liability Release Proposal”). The Liability Release Proposal, however, is a common practice in Mexico and mirrors the releases contained in our bylaws (Art. 25). In addition, the liability release minimizes frivolous lawsuits that impose an unnecessary cost on the Company and its shareholders. This liability release has fulfilled an ongoing objective of ensuring directors’ and management’s independence in their decision-making to the benefit of our shareholders since our initial public offering on the Mexican Stock Exchange in 2006.

III.       Request for approval of our 2016 audited financial statements

In compliance with Mexican fiscal regulations, we present unconsolidated annual financial statements, prepared under Mexican Financial Reporting Standards (“MFRS”), which will be used to determine taxes corresponding to fiscal year 2016. In addition, in compliance with Mexican and U.S. securities regulations, we prepare consolidated annual financial statements under International Financial Reporting Standards (“IFRS”), which we file with the Mexican National Banking and Securities Commission (“CNBV”) and the U.S. Securities and Exchange Commission (“SEC”).

IV.	Request for approval of our 2016 legal reserve

Net income for the year was Ps.3,161,718,077.00 under MFRS. Pursuant to the Mexican General Law of Commercial Corporations (Ley General de Sociedades Mercantiles), management proposes to allocate Ps.158,085,904.00 to increase the legal reserve fund and to transfer the remaining Ps.3,003,632,173.00 to the account for net income pending allocation.

V.	Request for approval of dividend payments

From the account for net income pending allocation amounting to Ps.3,052,111,859.00, management proposes to pay dividends of Ps.5.72 per share outstanding, an increase of 40.5% as compared to dividends paid in 2016. This amount represents the maximum amount of dividends that can be paid without generating additional taxes. The Company’s positive results allow for this outstanding reimbursement to shareholders.

VI.	Request for approval of an increase to our share repurchase fund

Additionally, in order to complete the application of the net income for the period, management proposes to increase the authorized amount allocated to the share repurchase fund in 2016 by Ps.45 million during 2017, from Ps.950 million of un exercised repurchase funds in 2016 to Ps.995 million for the 12-month period after April 25, 2017.

The Company’s performance in 2016 permits the approval of these proposals: EBITDA and net income increased by 30.1% and 32.3%, respectively.

VII.	Designation of directors representing the Series “BB” shareholders

As established in our bylaws (Article 15), Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V. (“AMP”), our strategic shareholder, is entitled to designate four proprietary members of our Board of Directors and their respective alternate members. Mrs. Laura Díez Barroso Azcárraga and Messrs. Juan Gallardo Thurlow, Francisco Javier Marín San Andrés and Rodrigo Marabini Ruíz were designated, and Messrs. Carlos Laviada Ocejo, Eduardo Sánchez Navarro Redo, Carlos Manuel Porrón Suárez and Alejandro Cortina Gallardo, were designated as their respective alternates. This is not an item that needs to be voted on by shareholders.

VIII.	Ratification and/or designation of director(s) representing any 10% shareholder(s)

Our bylaws (Art. 15) entitle any individual or group of shareholders who own a 10% or more equity stake in us with the right to designate a director. To date, no proposal for the designation or ratification of a director has been received. If we receive a 10% shareholder’s proposal prior to the Ordinary Annual Shareholders’ Meeting, the proposal will be presented during the meeting. This is not an item that needs to be voted on by shareholders.

IX.	Ratification and designation of independent directors representing the Series “B” shareholders

Our Nomination and Compensation Committee proposes the ratification of the current slate of directors for one year and for the purposes established in our bylaws (Art. 15). Messrs. Joaquín Vargas Guajardo, Álvaro Fernández Garza, Juan Diez-Canedo Ruíz, Ángel Losada Moreno, Roberto Servitje Achutegui and Carlos Cárdenas Guzmán are proposed for ratification. Each of these nominees is a well-respected businessman or executive employed by leading Mexican companies. In the event that the right regulated by Art.15 of the bylaws is not exercised, Mr. Guillermo Heredia Cabarga will be proposed as the seventh independent director.

The resumes of the proposed board members are available on our website.

X.	Designation of the chairman of the board

As established in our bylaws (Art. 16), the chairman of the board is to be designated by the vote of a majority of the shareholders. We received a statement from our strategic partner proposing that Mrs. Laura Diez Barroso Azcárraga, a shareholder of our strategic partner AMP, be ratified as chairwoman of the board.

XI.	Request for approval of the directors’ compensation for 2017 and ratification of the directors’ compensation for 2016

The Nomination and Compensation Committee’s statement also submits for approval the terms of our directors’ compensation in 2016 and proposes that 2017 compensation remain unchanged from that of 2016 but proposes modifying the payment formula by decreasing the proportion paid for membership and increasing the percentage paid for attendance.

XII.	Ratification and/or designation of a director to serve as a member of the Nomination and Compensation Committee

Our Series B shareholders annually designate an independent director to serve as a member of our Nomination and Compensation Committee. Mr. Álvaro Fernández Garza is proposed for ratification to the position.

XIII.	Ratification and/or designation of an independent director to serve as chairman of the Audit and Corporate Practices Committee

The Nomination and Compensation Committee proposes the re-election of Mr. Carlos Cárdenas Guzmán for the position of chairman of the Audit and Corporate Practices Committee, as established in our bylaws (Art. 32).

XIV.       Report regarding acquisitions

As established in our bylaws (Art. 29), the Company informs our shareholders regarding acquisitions of goods or services, contracting of work services or sales of assets for an amount equal to or greater than U.S.$3,000,000.00 (THREE MILLION UNITED STATES DOLLARS) or the equivalent in Mexican currency or other legal currency used outside of Mexico, or such operations with significant shareholders, if applicable. This is not an item that needs to be voted on by shareholders.

XV.        Ratification of designation of special delegates

Proposal to designate Messrs. Fernando Bosque Mohíno, Sergio Enrique Flores Ochoa, Carlos Efrén Torres Flores and Mrs. Erica Barba Padilla to appear before a notary public to formalize the resolutions approved at this Ordinary Shareholders’ Meeting.

Extraordinary General Shareholders’ Meeting

I.	Approval of a reduction in shareholder equity

As per the terms of our concession, our subsidiaries are required to comply with the Master Development Program (“MDP”) approved by the Mexican airport authority every five years. The investments required by the MDP are those necessary to maintain and expand the airports as well as to comply with required quality standards. To date, our subsidiaries have complied with the level of investments required by the MDP, and maintained Ps.5,188 million in surplus cash as of December 31, 2016. In accordance with our dividend policies, this surplus cash at the subsidiary level can be distributed to GAP without incurring additional taxes, and without putting our subsidiaries’ operations at risk or compromising our ability to cover operating expenses, capital investments or other corporate obligations. Thus, taking into consideration the availability of excess funds, we are proposing a capital reduction equal to Ps.3.33 per share to be paid before May 31, 2017, and a resolution to amend Article 6 of our bylaws accordingly.

II.        Ratification of designation of special delegates

Proposal to designate Messrs. Fernando Bosque Mohíno, Sergio Enrique Flores Ochoa, Carlos Efrén Torres Flores and Mrs. Erica Barba Padilla to appear before a notary public to formalize the resolutions approved at this Extraordinary Shareholders’ Meeting.

***

The board of directors and the officers of the Company wish to emphasize our commitment to providing all shareholders with timely and transparent information in advance of our General Ordinary and Extraordinary Shareholders’ Meetings, and to foster an inclusive, balanced and cohesive voting process for all of our shareholders. We are confident that by sharing our perspective with you, each shareholder will be able to make better-informed decisions to the individual and collective benefit of all of GAP’s shareholders. In light of the information above, we strongly encourage you to vote in favor of all agenda items.

Respectfully, /s/ Fernando Bosque Mohíno Lic. Fernando Bosque Mohíno Chief Executive Officer Grupo Aeroportuario del Pacífico, SAB de CV

* * *

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake of MBJ Airports Limited, a company operating the Sangster International Airport in Montego Bay, Jamaica.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

* This press release contains references to EBITDA, a financial performance measure not recognized under Mexican GAAP or IFRS and which does not purport to be an alternative to Mexican GAAP or IFRS measures of operating performance or liquidity. EBITDA does not have any standardized meaning under Mexican GAAP or IFRS and other companies may use similarly titled non-GAAP financial measures that are calculated differently from the way we calculate EBITDA. You should not consider EBITDA in isolation or as a substitute for analysis of our results as reported under Mexican GAAP or IFRS. We caution investors not to place undue reliance on non-GAAP financial measures such as EBITDA, as these have limitations as analytical tools and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with generally accepted accounting principles.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01-800-563-0047. The web site is http://www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ SAÚL VILLARREAL GARCÍA Name: Saúl Villarreal García Title: Chief Financial Officer

  Date: April 3, 2017